                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2003

                                MIRAE CORPORATION
                 (Translation of registrant's name into English)

             #9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200
                                REPUBLIC OF KOREA
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F ( X )                   No     Form 40-F (   )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes (    )                        No ( X )

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

     The registrant files with the Korea Securities Exchange the notice dated November 12, 2003. Attached is English language version of the notice.

The following table sets forth a fair disclosure of Mirae Corporation's estimated revenues, ordinary income and net income of the 3rd quarter of 2003.

(The information was estimated; therefore, the actual results might be modified accordingly.)

--------------------------------------------- ------------------------------------------------------------------
1. Category of Information                    Third quarter business results of 2003

--------------------------------------------- ------------------------------------------------------------------
2. Summary of Information

--------------------------------------------- ------------------------------------------------------------------
- Applicable period                           From January 1, 2003
                                              To September 30, 2003
--------------------------------------------- ------------------------------------------------------------------
- Business results                            (Unit: in million won)

--------------------------------------------- ------------------------ --------------------- -------------------
                  Category                          3Q of 2003              1H of 2003           3Q of 2002
--------------------------------------------- ------------------------ --------------------- -------------------
Revenues                                                       47,222                33,471              30,094
--------------------------------------------- ------------------------ --------------------- -------------------
Operating income                                               -3,956                -3,571             -15,003
--------------------------------------------- ------------------------ --------------------- -------------------
Ordinary income                                                14,113                19,709             -43,648
--------------------------------------------- ------------------------ --------------------- -------------------
Net income                                                     14,113                19,709             -43,648
--------------------------------------------- ------------------------------------------------------------------


--------------------------------------------- --------------------------------- --------------------------------
3. Information Outflow                        Information Provider              Financial Team,
                                                                                Investor Relations Team
--------------------------------------------- --------------------------------- --------------------------------
                                              Information Target                Individual investors
                                                                                Institutional investors
                                                                                Securities Companies
                                                                                Press
--------------------------------------------- --------------------------------- --------------------------------
                                              Date of Release                   November 12, 2003

--------------------------------------------- --------------------------------- --------------------------------
4. Contact Information                        Officer-in-Charge                 CFO, Soon-Do Kwon
                                                                                Tel. 82-41-621-5070
--------------------------------------------- --------------------------------- --------------------------------
                                              Person-in-Charge                  Manager of Financial Team
                                                                                Byong-Soo Son
                                                                                Tel. 82-41-559-8863
--------------------------------------------- --------------------------------- --------------------------------
                                              Related Team                      Investor Relations Team
                                                                                Tel. 82-41-559-8713
--------------------------------------------- ------------------------------------------------------------------
5. Others                                     - This estimated information is released for the investors'
                                              convenience before auditing process is completed for the
                                              third quarter of 2003. Some of information might be changed in accordance with the results of auditing.
                                              - This information can be found at www.mirae.com
                                                                                 -------------
--------------------------------------------- ------------------------------------------------------------------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: November 12, 2003

By     /s/ MiRi Chung
   -----------------------
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team